Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

COURT APPROVES RANDGOLD-BARRICK MERGER

Jersey, Channel Islands, 17 December 2018 – The Royal Court of Jersey today sanctioned the scheme of arrangement which will give effect to the merger of Randgold Resources and Barrick Gold.

Trading in Randgold shares on the London Stock Exchange and NASDAQ will be halted on 31 December 2018 and the combined group’s shares will start trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) on 2 January 2019 under the Barrick name. Randgold’s NASDAQ trading ticker “GOLD” will be transferred to Barrick on the NYSE, however Barrick will continue to trade on the TSX under its existing “ABX” ticker.

Mark Bristow, Randgold’s chief executive – and designated president and CEO of Barrick – said the court’s approval was the last major milestone on the journey towards the creation of a new breed of gold company.

“Barrick will be the world’s biggest gold miner but our focus will be on making it the industry’s most valued company. By finding, developing and operating the best assets, with the best people, we’ll deliver sustainable returns to our owners and partners,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386	Financial Director Graham Shuttleworth +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates, as well as statements relating to the expected effects of the proposed transaction (the “Merger”) of Randgold Resources Limited (‘Randgold’) with Barrick Gold Corporation (“Barrick”), and the timing and scope of the Merger. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the ability to consummate the Merger, the ability to obtain requisite court and shareholder approvals and the satisfaction of other conditions on the proposed terms and schedule, receipt of regulatory approvals, the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees, the potential impact of the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors, future market conditions, changes in general economic, business and political conditions, the behaviour of other market participants, the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate, weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations, the degree of competition in the geographic and business areas in which Barrick and Randgold operate and changes in laws or in supervisory expectations or requirements, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.